Exhibit 99.3

EVOGENE LTD.

PROXY FOR A SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 26, 2019
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Sassi Masliah and Amitai Bartov, and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Evogene Ltd. (the “Company”) held of record in the name of the undersigned at the close of business on August 26, 2019 at a Special General Meeting of Shareholders (the “Meeting”) to be held at the executive offices of the Company, 13 Gad Feinstein Street, Park Rehovot, Rehovot, Israel, on Thursday, September 26, 2019 at 11:00 a.m. (Israel time), and at any and all adjournments or postponements thereof, on the matters listed on the reverse side, which are more fully described in the Notice of Special General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting (the “Proxy Statement”).

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned.

If no direction is made with respect to Proposal 1, the undersigned will be deemed to have not participated in the voting on such proposal (unless the undersigned checks the relevant box for Item 1A, as described below, in which case this proxy will be voted FOR Proposal 1 as well). If no direction is made with respect to Proposal 2, this proxy will be voted FOR such proposal. This proxy will furthermore be voted in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof.

IMPORTANT NOTE: The vote under this proxy will not be counted towards or against the majority required for the approval of Proposal 1 unless the undersigned either (i) confirms that he, she or it is not a controlling shareholder and does not have a conflict of interest in the approval of Proposal 1 by checking the box “FOR” in Item 1A on the reverse side, or (ii) indicates that he, she or it (or a related party thereof) is a controlling shareholder and/or has a conflict of interest in the approval of Proposal 1 by checking the box “AGAINST” in Item 1A on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

EVOGENE LTD.

September 26, 2019

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS LISTED BELOW. PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEM 1A
RELATED TO PROPOSAL 1.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

		FOR	AGAINST	ABSTAIN
Important Instructions for Item 1A related to Proposal 1:

PLEASE BE CERTAIN TO FILL IN THE BOX “FOR” IN ITEM 1A OPPOSITE TO CONFIRM THAT YOU ARE NOT A CONTROLLING SHAREHOLDER AND DO NOT HAVE A CONFLICT OF INTEREST IN THE APPROVAL OF PROPOSAL 1.
If you are a controlling shareholder or have a conflict of interest in the approval of Proposal 1, you should check the box “AGAINST” in Item 1A opposite.
Under the Israeli Companies Law, you cannot be counted towards or against the majority required for approval of Proposal 1 unless you check either such box in Item 1A.
Please see “Vote Required for Approval of the Proposals” in the Proxy Statement for more information.

To change the address on your account, please check the box below and indicate your new address in the space provided below. Please note that changes to the registered name(s) on the account may not be submitted via this method.

☐
1.	Approval of an updated compensation policy for the directors and other office holders of our Company, in accordance with the requirements of the Israeli Companies Law, 5759-1999 (the “Companies Law”).	☐	☐	☐
1A.
The undersigned hereby confirms that he, she or it is not a “controlling shareholder” (under the Companies Law, as described in the Proxy Statement for the Meeting) and does not have a conflict of interest (referred to as a “personal interest” under the Companies Law, as described in the Proxy Statement for the Meeting) in the approval of Proposal 1 [MUST COMPLETE]
		☐	☐
2.
Approval of our Company’s procurement of renewed coverage under its Directors' and Officers' Liability, or D&O, insurance policies, effective as of October 1, 2019 (the renewal date for our existing D&O insurance policies).
		☐	☐	☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.